Exhibit 99.1

MEDIROM Healthcare Technologies Inc. Sets

Full Year 2021 Earnings Call for

Thursday, December 22, 2022, at 4:00 p.m. ET

New York/December 21, 2022 – MEDIROM Healthcare Technologies Inc. (Nasdaq CM: MRM), a holistic healthcare company based in Japan (the “Company”), announced today that the Company will hold a conference call on Thursday, December 22, 2022, at 4:00 p.m. Eastern Time (1:00 p.m. Pacific Time) to discuss its financial results for the full year ended December 31, 2021. Financial results and audited financial statements for the fiscal year ended December 31, 2021 have been issued pursuant to the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on November 14, 2022.

During the call, the Company’s management will host a presentation, followed by a question-and-answer period.

Date: Thursday, December 22, 2022

Time: 4:00 p.m. Eastern Time (1:00 p.m. Pacific Time)

U.S. dial-in number: +1-877-270-2148

International number: +1-412-902-6510

Japan toll free: 0066-33-1-33094

Conference ID: 10174087

The conference call will broadcast live at https://event.choruscall.com/mediaframe/webcast.html?webcastid=BASgJkn3 and will be available for replay at: https://services.choruscall.com/ccforms/replay.html.

Please call the conference telephone number 10 minutes before the start time. An operator will register your name and organization. If you have any difficulty connecting with the conference call, please contact the Company investor relations team at ir@medirom.co.jp.

A replay of the call will be available after 6:00 p.m. Eastern Time on the same day through January 5, 2023 at 11:59 PM Eastern Time.

Toll-free replay number: +1-877-344-7529

International replay number: +1-412-317-0088

Conference ID: 1707505

About MEDIROM Healthcare Technologies Inc.

MEDIROM, a holistic healthcare company, operates 312 (as of November 30, 2022) relaxation salons across Japan, Re.Ra.Ku®, being its leading brand, and provides healthcare services. In 2015, MEDIROM entered the health tech business, and launched new healthcare programs using on-demand training app called “Lav®”, which is developed by the Company. MEDIROM also entered the device business in 2020 and has developed a smart tracker “MOTHER Bracelet®”. MEDIROM hopes that its diverse health related services and products offering will help it collect and manage healthcare data from users and customers and enable it to become a leader in big data in the healthcare industry. For more information, visit https://medirom.co.jp/en

Forward-Looking Statements

Certain statements in this press release are forward-looking statements for purposes of the safe harbor provisions under the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include estimates or expectations about the Company’s possible or assumed operational results, financial condition, business strategies and plans, market opportunities, competitive position, industry environment, and potential growth opportunities. In some cases, forward-looking statements can be identified by terms such as “may,” “will,” “should,” “design,” “target,” “aim,” “hope,” “expect,” “could,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “continue,” “predict,” “project,” “potential,” “goal,” or other words that convey the uncertainty of future events or outcomes. These statements relate to future events or to the Company’s future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond the Company’s control and which could, and likely will, materially affect actual results, levels of activity, performance or achievements. Any forward-looking statement reflects the Company’s current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to the Company’s operations, results of operations, growth strategy and liquidity. The Company assumes no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

■Contacts

Investor Relations Team

ir@medirom.co.jp

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